Exhibit 99.1

Premium Resources Announces Quarterly Director DSU Grants

Toronto, Ontario--(Newsfile Corp. - January 10, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF) ("PREM" or the "Company")** announces that it has granted an aggregate of 317,500 deferred share units ("**DSUs**") to its independent directors at an effective price of CDN$1.00 per DSU. The DSUs were granted in consideration for services rendered by the independent directors for the quarter ended December 31, 2024 pursuant to the Company's Deferred Share Unit Plan.

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PREM is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PREM's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

For further information about Premium Resources Ltd., please contact:

Jaclyn Ruptash
Vice President, Communications and Government and Investor Relations
+1 (604) 770-4334

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PREMIUM RESOURCES LTD. | principled mining

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/236870